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                        [LETTERHEAD OF SINGER ZAMANSKY LLP]



                                                     April 28, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


        Re:  All Communications Corporation
             Registration Statement on Form 8-A
             ----------------------------------


Gentlemen:

      On behalf of All Communications Corporation (the "Company"), we are hereby withdrawing the registration on Form 8-A filed under Rule 12(g) on March 26, 1997 (SEC File No. 000-22297).

      We are hereby filing a new registration on Form 8-A pursuant to Rule 12(b) which was filed on EDGAR on April 28, 1997 (SEC File No. 001-12937).

      Please be advised that the Company has filed with the Securities and Exchange Commission a Registration Statement on Form SB-2, File No. 333-21069. That Registration Statement, the registrant has requested acceleration for 4:00 p.m., Monday, April 28, 1997. It is hereby requested that the effectiveness of the Company's Registration Statement on Form 8-A be accelerated so that it becomes effective on the effective date of the Registration Statement on Form SB-2 referred to above.

      If you wish to contact us with respect to the foregoing, please call the undersigned at (212) 809-8550.


                                     Very truly yours,

                                     SINGER ZAMANSKY LLP

                                     By: /s/ Andrew Russell
                                     ----------------------
                                         Andrew Russell